P.E. 1/31/02

02016021

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the months of December 2001 and January 2002

TTI TEAM TELECOM INTERNATIONAL LTD.
(Translation of registrant's name into English)

7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___√___ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No___√___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________]

f:\word\2143\001\form6k.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TTI TEAM TELECOM INTERNATIONAL LTD.
(Registrant)

Date: January 31, 2002

By: ______________________________
Israel Ofer
Chief Financial Officer

What's New

TTI Telecom To Host Broadband Access Management Seminars Highlighting Service Provisioning And Service Assurance For Service Providers

December 4th London and December 6th Cologne Seminars to Focus on Shortening Time-to-Market for xDSL and Cable Modem-based Services

Petach Tikva, Israel, December 4, 2001

TTI Telecom International Ltd. (NASDAQ: TTIL), a leading provider of integrated, turnkey software solutions for telecom service providers, announced today that it will host seminars in Europe that address the challenges facing communications service providers in their quest to shorten time-to-market of high-speed xDSL and cable modem -based services. Offered at no-cost to communications operators, these seminars will present TTI Telecom's comprehensive Netrac OSS, built to handle the rigors of a fast-paced communications world where technological innovations and customer expectations for fast, value-added services are growing at an astounding rate. The seminars will take place on December 4th in Surrey, England, and on December 6th, in Cologne, Germany.

The groundbreaking seminars will provide an interactive forum for existing and potential customers to engage in open and constructive dialogue with TTI Telecom representatives. The seminar will feature half a dozen sessions, including a case study that will expound on TTI Telecom's Service Provisioning and Service Assurance solution implemented at KPN, the national carrier of the Netherlands. This case study will highlight key features of TTI Telecom's Netrac solution, which enables KPN to effectively manage its ADSL and ATM networks, as well as streamline Service Provisioning and Service Assurance processes to provide customers with enhanced Quality of Service (QoS).

The seminar will also feature two live demos, the first of which will demonstrate TTI Telecom's solution for flow-through Service Fulfillment - from order entry through activation. The second Service Assurance demo will focus on Service Level Agreement (SLA) management for broadband access networks. This demo will exhibit the step-by-step process of defining, monitoring and reporting on SLAs, placing special emphasis on capturing and measuring Quality of Service (QoS) indicators.

"xDSL and cable modem technologies offer exciting new revenue-generating opportunities for service providers, and we want to help them capture these opportunities," said Meir Lipshes, chief executive officer of TTI Telecom. "In today's hyper-competitive and dynamic communications world, operators are looking to cut down costs and rapidly roll-out new, revenue-generating services that answer market demands. To do so, they need a solution that would afford them automated, flow-through service provisioning, and provide them with optimal visibility and control over networks spanning multiple technologies and domains such as IP, transmission, ATM, SDH/Sonet, and voice switching.

"Cutting-edge OSS and BSS solutions are instrumental to service providers' market success and profitability," concluded Lipshes. "These solutions allow operators to successfully monitor and manage the end-to-end management process - from order acceptance to configuration and provisioning to service activation. Through this seminar, we hope to shed new light on the true meaning of the words 'Service Fulfillment and Service Assurance."

For more information, or to register for this seminar please visit www.tti-telecom.com.

About TTI Telecom:
TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems (OSS) and network management systems (NMS) in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 50 telecommunications service providers worldwide.

CONTACT:
For TTI Telecom
Sanjay Hurry

Thursday January 10, 10:19 am Eastern Time

Press Release

SOURCE: TTI Telecom Ltd.

TTI Telecom's OSS For SS7 Networks Offers Full HSSL Monitoring Support

PETACH TIKVA, Israel--(BUSINESS WIRE)--Jan. 10, 2002--TTI Telecom International Ltd. (NASDAQ: TTIL - news), TTI Telecom International Ltd. (NASDAQ: TTIL - news), a leading provider of integrated, turnkey software solutions for telecom service providers, today announced its ability to provide full High Speed Signaling Link (HSSL) monitoring support via its SS7 operations support system (OSS) Network Wide View 7 (NWV-7). The announcement follows a successful trial period at a top-tier operator's site.

HSSL dramatically accelerates messaging speeds in the network to 1.5 to 2 megabits per second - an increase of approximately 27 times the previous maximum speed. Today, more and more service providers are deploying HSSL in their networks, as the increased speed capability increases the traffic capacity of their networks, this leads to dramatic cost savings. But in order to benefit from the increase in messaging speeds offered by HSSL, service providers need to be able to monitor the HSSL links. TTI Telecom's NWV-7 is one of the only solutions available that enable service providers to achieve this goal.

HSSL monitoring is just one of TTI Telecom's NWV-7 innovative features. NWV-7 is an advanced OSS that uses non-intrusive probes to collect SS7 messages, statistical counters and Call Detail Records (CDRs) from the entire network, enabling service providers to effectively manage and perform real-time surveillance of their SS7 networks. Using NWV-7, service providers can monitor, analyze, manage and troubleshoot their SS7 network from a centralized, multi-user environment. NWV-7 is unique in that it provides full HSSL monitoring support, enabling service providers to perform real-time SS7 surveillance on low and high speed links in order to obtain a full picture of the network's health.

``Here at TTI Telecom, we are committed to providing our customers with the most advanced and powerful SS7 network management systems," said Meir Lipshes, chief executive officer of TTI Telecom. ``To that end, we are continuously enhancing our NWV-7 system and our HSSL monitoring abilities is a clear testament to our commitment. With this high-speed transport in place, TTI Telecom emerges as a leader in the promising world of SS7."

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems (``OSS") and network management systems (``NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 70 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

Contact:

TTI Telecom Ltd.
Avichai Levy, 201/795-3883
avichai@tti-telecom.com

Email this story - Most-emailed articles - Most-viewed articles

More Quotes and News: TTI Team Telecom International Ltd (NasdaqNM:TTIL - news)
Related News Categories: computers, networking, software, telecom

Help